PAGE 1

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended September 30, 1997


                          Commission file number 1-8022



                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                 CSX CORPORATION
                            AND AFFILIATED COMPANIES



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                          INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements                                            Page No.

        Report of Independent Auditors                                  3

        Statement of Net Assets Available for Plan Benefits
        - September 30, 1997                                            4

        Statement of Net Assets Available for Plan Benefits
        - September 30, 1996                                            5

        Statement of Changes in Net Assets Available for Plan
        Benefits - Fiscal Year Ended September 30, 1997                 6

        Statement of Changes in Net Assets Available for Plan
        Benefits - Fiscal Year Ended September 30, 1996                 7

        Notes to Financial Statements                                   8-13

Supplemental Schedules

        Schedule of Assets Held for Investment Purposes
        - September 30, 1997                                            15-16

        Schedule of Reportable Transactions                             17

Signature                                                               18

                         Report of Independent Auditors



The Pension Committee
Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated
Companies
CSX Corporation
Richmond, Virginia


We have audited the accompanying statements of net assets available for plan benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the "Plan") as of September 30, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1997 and 1996, and the changes in its net assets available for plan benefits for the fiscal years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of September 30, 1997 and reportable transactions for the fiscal year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   /s/ ERNST & YOUNG LLP
                                                   ---------------------
                                                   Ernst & Young LLP
Jacksonville, Florida
March 23, 1998

        PAGE 4

                                  TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                                  AND AFFILIATED COMPANIES
                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                    SEPTEMBER 30, 1997
                                                  (Dollars in Thousands)
                                                                                                 Non-Participant
                                                                                                    Directed
                                               Participant Directed
                   -----------------------------------------------------------------------------    ----------    ------------------
                               Income      S & P
                   Stable        and        500                  Aggressive   Int'l       CSX          CSX
                   Interest    Growth      Index      Growth      Growth      Equity     Stock        Stock        Loan
                    Fund        Fund        Fund       Fund        Fund        Fund       Fund         Fund        Fund     Total
                  -------- -- -------- - --------- - ------- -- ---------- - -------- - -------    -----------   --------  ---------

ASSETS
 Investments
  Guaranteed
   Investment
   Contracts       $187,163    $     -    $      -   $    -      $     -     $     -    $      -   $      -      $    -    $187,163

  Mutual Funds            -    113,180    100,202     74,952       21,990      20,926          -          -           -     331,250
  Common Stock
   of CSX
   Corporation            -          -          -          -            -           -     51,197     218,262          -     269,459
  Collective Trust
   Fund              16,866          -          -          -            -           -          -           -          -      16,866
  Loans to
   Participants           -          -          -          -            -           -          -           -      28,123     28,123
  Cash and Cash
   Equivalents            9          5          4          3            1           1        196         833          -       1,052
                   --------   --------  ---------    -------   ----------    --------    -------  ----------    --------  ---------

                    204,038    113,185    100,206     74,955       21,991      20,927     51,393     219,095      28,123    833,913

 Contributions
  Receivable            609        463        537        336          170         134        368         881          -       3,498
                   --------   --------  ---------    -------   ----------    --------    -------  ----------    --------   ---------


TOTAL ASSETS        204,647    113,648    100,743     75,291       22,161      21,061     51,761     219,976      28,123    837,411

LIABILITIES
 Accrued Expenses       433         35         30         23            6           6         16          67          -         616
                   --------    --------   ---------   -------  ----------    --------    -------  ----------    --------   ---------


NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS     $204,214    $113,613   $100,713    $75,268     $22,155     $21,055    $51,745    $219,909     $28,123   $836,795
                   ========    ========  =========    =======  ==========    ========    =======  ==========   =========   =========


See Notes to Financial Statements.

        PAGE 5

                                           TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                                           AND AFFILIATED COMPANIES
                                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                             SEPTEMBER 30, 1996
                                                           (Dollars in Thousands)


                                                                                                Non-Participant
                                               Participant Directed                                Directed
                   ----------------------------------------------------------------------------   -----------  -------------------
                               Income      S & P
                    Stable       and        500                Aggressive    Int'l        CSX         CSX
                    Interest   Growth      Index     Growth      Growth      Equity      Stock       Stock       Loan
                     Fund       Fund       Fund       Fund        Fund        Fund       Fund         Fund       Fund        Total
                   ---------  --------   --------   --------    ---------- - -------- - --------   -----------   --------  ---------

ASSETS
 Investments
  Guaranteed
   Investment
   Contracts        $175,887   $   ---    $   ---    $   ---      $   ---    $   ---    $   ---      $    ---    $   ---   $175,887
  Mutual Funds           ---    80,259     60,631     49,325       24,985     16,528        ---           ---        ---    231,728
  Common Stock
   of CSX
   Corporation           ---       ---        ---        ---          ---        ---     38,125       184,359        ---    222,484
  Collective Trust
   Fund               11,613       ---        ---        ---          ---        ---        ---           ---        ---     11,613
  Loans to
   Participants          ---       ---        ---        ---          ---        ---        ---           ---     27,284     27,284
  Cash and Cash
   Equivalents         4,449       ---        ---        ---          ---        ---         83           400        ---      4,932
                    --------  --------   --------   --------   ----------   --------   --------   -----------   --------   ---------

                     191,949    80,259     60,631     49,325       24,985     16,528     38,208       184,759     27,284    673,928
  Contributions
  Receivable             726       452        445        314          237        134        317           891        ---      3,516
                    --------  --------   --------   --------   ----------   --------   --------   -----------   --------   ---------

TOTAL ASSETS         192,675    80,711     61,076     49,639       25,222     16,662     38,525       185,650     27,284    677,444

LIABILITIES
 Accrued Expenses         53       157        118         96           49         33         12            59        ---        577
                    --------  --------   --------   --------   ----------   --------   --------   -----------   --------   ---------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS      $192,622   $80,554    $60,958    $49,543      $25,173    $16,629    $38,513      $185,591    $27,284   $676,867
                    ========  ========   ========   ========   ==========   ========   ========   ===========   ========   =========


See Notes to Financial Statements.

        PAGE 6

                                   TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                                   AND AFFILIATED COMPANIES
                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                             FISCAL YEAR ENDED SEPTEMBER 30, 1997
                                                    (Dollars in Thousands)

                                                                                               Non-Participant
                                             Participant Directed                                 Directed
                 -----------------------------------------------------------------------------   -----------    -------------------
                             Income      S & P
                 Stable       and         500                 Aggressive    Int'l       CSX         CSX
                 Interest    Growth      Index      Growth      Growth      Equity     Stock       Stock         Loan
                  Fund        Fund       Fund        Fund        Fund        Fund       Fund        Fund         Fund       Total
                 ---------  ---------  ---------   ---------  ------------ --------  ---------   -----------    --------   ---------

ADDITIONS
 Investment Income:
  Dividends and
  Interest         $13,091  $ 3,152      $ 1,501     $  415     $    -       $  317     $  939    $  3,928       $ 2,209    $ 25,552

 Employer
  Contributions          -        -            -          -          -            -          -      10,940             -      10,940
 Participant
  Contributions      8,793    6,318        7,480      4,458       2,832       1,928      4,722           -             -      36,531
 Net Realized and
  Unrealized
  Appreciation in
  Fair Value of
  Investments            -   27,551       25,439     18,815          11       4,190      8,328      29,889             -     114,223

 Affiliated Plan
 Merger              6,411        -          938      1,269           -           -          -           -             -       8,618
                  -------- --------     --------    -------  ----------     -------    ------- -----------      --------   ---------

                    28,295   37,021       35,358     24,957       2,843       6,435     13,989      44,757         2,209     195,864

DEDUCTIONS
 Distributions to
  Participants      13,345    3,886        3,422      2,437         802       1,049      1,679       6,728         1,752      35,100
 Fees and Expenses     288      104           91         69          20          19         47         198             -         836
                   -------- -------     --------    -------  ----------     -------    ------- -----------      --------   ---------

                    13,633    3,990        3,513      2,506         822       1,068      1,726       6,926         1,752      35,936

INTERFUND TRANSFERS (3,070)      28        7,910      3,274      (5,039)       (941)       969      (3,513)          382           -
                   -------- -------     --------    -------  -----------     -------    ------- -----------     --------   ---------

NET INCREASE
 (DECREASE) IN NET
 ASSETS             11,592    33,059      39,755     25,725      (3,018)      4,426      13,232     34,318          839      159,928

Net Assets
Available
 for Plan Benefits
 at Beginning of   192,622    80,554      60,958     49,543      25,173      16,629      38,513    185,591       27,284      676,867
 Year
                  -------- ---------    --------    -------  ----------     -------     ------- ----------     --------    ---------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS AT
 END OF YEAR      $204,214  $113,613    $100,713    $75,268     $22,155     $21,055     $51,745   $219,909      $28,123     $836,795
                  ======== =========    ========    =======  ==========     =======     ======= ==========     ========    =========

See Notes to Financial Statements.
                                                                     - 6 -

        PAGE 7

                                           TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                                           AND AFFILIATED COMPANIES
                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                     FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                                            (Dollars in Thousands)

                                                                                                  Non-Participant
                                                   Participant Directed                             Directed
                      --------------------------------------------------------------------------   ---------------------------------
                                Income      S & P
                     Stable      and        500                 Aggressive   Int'l       CSX          CSX
                    Interest    Growth     Index     Growth      Growth      Equity     Stock        Stock        Loan
                     Fund       Fund       Fund       Fund        Fund        Fund       Fund         Fund        Fund       Total
                     ---------------------------------------------------------------------------   --------   ---------    ---------

ADDITIONS
 Investment Income:
  Dividends and
   Interest         $12,688     $2,802     $  992     $  300      $    -     $   38     $  744      $ 3,841      $ 2,034     $23,439
 Employer
  Contributions           -          -          -          -           -          -          -       10,902            -      10,902
 Participant
  Contributions      11,180      6,216      5,974      4,615       3,300      1,874      4,500            -            -      37,659
 Net Realized and
  Unrealized
  Appreciation in
  Fair Value of
  Investments             -      8,902      7,895      5,473       2,585      1,555      6,696       30,465            -      63,571
                  ---------   --------   --------    -------   ---------    -------    -------    -----------   --------   ---------

                     23,868     17,920     14,861     10,388       5,885      3,467     11,940       45,208        2,034     135,571
DEDUCTIONS
 Distributions to
  Participants       16,894      2,817      1,997      1,997         739        533      1,300        7,753        1,490      35,520
 Fees and Expenses      107         42         32         23          22         17         22           99            -         364
                  ---------   --------   --------    -------   ---------    -------    -------    -----------   --------   ---------

                     17,001      2,859      2,029      2,020         761        550      1,322        7,852        1,490      35,884

INTERFUND TRANSFERS (12,803)     2,078      8,689     (5,749)      2,819      3,641      6,619       (4,252)      (1,042)          -
                  ---------   --------   --------    -------   ---------    -------    -------    -----------   --------   ---------

NET INCREASE
 (DECREASE) IN NET
 ASSETS              (5,936)    17,139     21,521      2,619       7,943      6,558     17,237       33,104         (498)     99,687

Net Assets
Available
 for Plan Benefits
 at Beginning of    198,558     63,415     39,437     46,924      17,230     10,071     21,276      152,487       27,782     577,180
 Year
                  ---------   --------   --------    -------   ---------    -------    -------  -----------     --------   ---------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS AT
 END OF YEAR       $192,622    $80,554    $60,958    $49,543    $25,173     $16,629    $38,513     $185,591      $27,284    $676,867
                  =========   ========   ========    =======   ========     =======    =======  ===========     ========   =========

See Notes to Financial Statements.
                                                                        - 7 -

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997
                             (Dollars in Thousands)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies ("the Plan") are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

     Investments  in  guaranteed   investment  contracts  and  collective  trust
participation units included in the Stable Interest Fund are fully benefit responsive and, accordingly, are reported at cost plus accrued interest, which is contract value. Contract value approximates fair value. At September 30, 1997 and September 30, 1996, interest rates on guaranteed investment contracts of the Stable Interest Fund ranged from 5.37% to 8.35% and 3.00% to 8.35%, respectively. The average yield on the Plan's investments in the Stable Interest Fund for the years ended September 30, 1997 and September 30, 1996 was 6.09% and 6.21%, respectively. Investments in mutual funds and CSX Corporation ("CSX") common stock are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. Investments in loans to participants are carried at their outstanding principal balances, which approximates fair value. Such loans bear interest at the prime rate in effect at the beginning of the quarter in which each loan originated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and other additions to or deductions from net assets. Actual results may differ from those estimates.

Certain amounts have been reclassified from the 1996 financial statements to be consistent with the presentation in the 1997 financial statements.

NOTE 2--DESCRIPTION OF THE PLAN

A complete description of Plan provisions, including those relating to contributions, vesting, withdrawals, loans and distributions, is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General:  The Plan is a defined  contribution  plan subject to the provisions of
-------
the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is voluntary and is limited to full-time salaried employees and certain non-union hourly employees of CSX Corporation and adopting affiliated companies
(the "Employer").
                                      - 8 -

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                     NOTES TO FINANCIAL STATEMENTS,CONTINUED
                             (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Investment  Alternatives:  Participant  contributions  may be invested in one or
------------------------
more of the following investment funds: (1) the Stable Interest Fund, consisting primarily of guaranteed investment contracts issued by highly-rated insurance companies; (2) the Income and Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for a combination of income and capital growth potential; (3) the S&P 500 Index Fund, consisting of a mutual fund that invests in common and capital stocks selected primarily to duplicate the performance of the stock market as a whole; (4) the Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; (5) the Aggressive Growth Fund, consisting of a mutual fund that invests in the common stocks of small to medium-sized companies selected primarily for capital growth over time; (6) the International Equity Fund, consisting of a mutual fund that invests in the stocks of companies located outside the United States selected primarily to achieve long-term growth by participating in the growth of foreign economies; and (7) the CSX Stock Fund, consisting of investments in CSX Corporation common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of his or
-------------------------
her base compensation, in 1% multiples, to the Plan (the "basic contributions"). In addition, the Plan permits participants to contribute up to 20% of any incentive compensation to the Plan. All participant contributions may be made on a before- or after-tax basis within the limits imposed by the IRC and may be invested in any combination of the seven investment alternatives. Investment direction, including amounts contributed to the Plan may be revised by participants as often as twelve times per calendar year; effective January 1, 1996, participants may redirect account balances within investment options under the Plan without limitation.

Subject to certain limitations, a participant may also reinvest distributions received from another qualified plan into the Plan.

Employer Contributions: The Employer matches a participant's basic contributions
----------------------
in an amount equal to the lesser of 50% of those contributions or 3% of his or her base compensation. Employer matching contributions are made in the form of cash deposits to the CSX Stock Fund, which are reported in the non-participant directed portion of the CSX Stock Fund in the accompanying financial statements. A participant's incentive compensation contributions are not matched. Profit-sharing contributions may also be made at the discretion of the Board of Directors of CSX. Participants of the Plan who have attained age 55 may reallocate their interest in the CSX Stock Fund, in multiples of 10%, to other investment alternatives offered under the Plan.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                     NOTES TO FINANCIAL STATEMENTS,CONTINUED
                             (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Vesting,  Withdrawals,  Loans and  Distributions:  Participants  are immediately
------------------------------------------------
vested in all contributions made to their accounts plus investment earnings thereon. Withdrawals, loans and distributions are controlled in accordance with the provisions of the Plan.

Participant Accounts: Each participant's account is credited or charged with the
--------------------
participant's contributions, the employer's contributions, and an allocation of the Plan's earnings, losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

Plan  Termination:  Although  it has not  expressed  any  intent  to do so,  the
-----------------
Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination, the total amount in each participant's account will be distributed to the participant or continue to be held in trust for his or her benefit.

Administrative Expenses: The administrative expenses of the Plan are paid by CSX
-----------------------
or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan in fiscal years 1997 and 1996.

NOTE 3--INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Guaranteed  Investment  Contracts:  Substantially  all of the assets held in the
---------------------------------
Stable Interest Fund are invested in guaranteed investment contracts issued by various insurance companies. These contracts contain provisions which may impose penalties for withdrawals prior to the scheduled maturity dates. In addition, this Fund invests in the American Express Trust Collective Income Fund, a collective trust fund which invests primarily in guaranteed investment contracts issued by insurance companies. The collective trust fund is managed by American Express Financial Services. At September 30, 1997 and 1996, there were no individual investment contracts that represented 5% or more of the Plan's net assets available for plan benefits.

Mutual Funds: Substantially all of the assets held in the Income and Growth Fund
------------
at September 30, 1997 and 1996, are invested in the Fidelity Equity-Income Fund, a mutual fund managed by Fidelity Management & Research Company.

Substantially all of the assets held in the S&P 500 Index Fund at September 30, 1997 are invested in the Vanguard Institutional Index Trust Fund, a mutual fund. Substantially all of the assets held in the S & P 500

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 3--INVESTMENTS--Continued

Index Fund at September 30, 1996 are invested in the Vanguard Index Trust - 500 Portfolio, a mutual fund. Both funds are managed by the Vanguard Group.

Substantially all of the assets held in the Growth Fund at September 30, 1997 and 1996, are invested in the Twentieth Century Select Investors Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the Aggressive Growth Fund at September 30, 1997 and 1996, are invested in the Twentieth Century Vista Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the International Equity Fund at September 30, 1997 and 1996, are invested in the Morgan Stanley International Equity Fund, a mutual fund managed by Morgan Stanley.

CSX Stock Fund:  Substantially all of the assets held in this fund at
--------------
September 30, 1997 and 1996, are invested in CSX common stock.


Loan Fund:  Substantially all of the assets held in this fund at
---------
September 30, 1997 and 1996, consist of loans made to Plan participants from their accounts.

NOTE 4--PLAN MERGER

Effective October 1, 1996, the RF&P Railway Company Employee Thrift and Investment Plan was merged into the Plan. The merger resulted in a transfer of approximately $8,600 of net assets to the Plan.

NOTE 5--INCOME TAX STATUS

The Internal Revenue Service ruled on March 15, 1996, that the Plan qualifies under Sections 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The CSX Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. No provision for income taxes has been included in the Plan's financial statements.

The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's continued qualified status.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 6--RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During fiscal years 1997 and 1996, the Plan reimbursed CSX and subsidiaries approximately $121 and $92, respectively, for those services which are considered reasonable and customary expenses of the Plan. During fiscal years 1997 and 1996, the Plan received $4,788 and $4,515, respectively, representing cash dividends from CSX common stock.

The trustee, The Northern Trust Company, routinely invests Plan assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the fiscal year ended September 30, 1997, transactions involving this account included 213 purchases with a total cost of $211,919 and 218 sales with a fair value of $215,604. For the fiscal year ended September 30, 1996, transactions involving this account included 130 purchases with a total cost of $90,100 and 139 sales with a fair value of $100,962.

NOTE 7--COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for participant distributions processed prior to year-end but not yet paid. In financial statements prepared in accordance with generally accepted accounting principles, such amounts remain net assets available for plan benefits until paid.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                           September 30, 1997
                                                       -------------------------

Net assets available for plan benefits per the
  financial statements                                          $836,795
Distributions due but unpaid                                        (142)
                                                       -------------------------

Net assets available for plan benefits per the
  Form 5500                                                     $836,653
                                                       =========================

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 7--COMPARISON TO FORM 5500--Continued

The following is a reconciliation of distributions made by participants per the financial statements to the Form 5500:

                                                            Fiscal Year Ended
                                                            September 30, 1997
                                                         =======================

Distributions to participants per the
  financial statements                                              $35,100
Add:  Distributions due but unpaid
  at September 30, 1997                                                 142
Less:  Distributions due but unpaid
  at September 30, 1996                                                (160)
                                                         -----------------------

Distributions to participants per the
  Form 5500                                                         $35,082
                                                         =======================

                             SUPPLEMENTAL SCHEDULES

               PAGE 15

                                                                                      SCHEDULE 27a

                     TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                     AND AFFILIATED COMPANIES
                          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       SEPTEMBER 30, 1997
                                     (Dollars in Thousands)

           Issuer                   Description of Investment           Cost             Current
                                                                                          Value
-----------------------------    ---------------------------------    ----------      ------------

Guaranteed Investment
Contracts
-----------------------------

Allstate Life Insurance Co.      GA-5867 Guaranteed Investment        $5,656          $5,656
                                 Contract

Allstate Life Insurance Co.      GA-5547 Guaranteed Investment         8,412           8,412
                                 Contract

Allstate Life Insurance Co.      GA-5797 Guaranteed Investment         5,079           5,079
                                 Contract

Commonwealth Life Insurance      ADA-00614 - FR Guaranteed             5,074           5,074
Co.                              Investment Contract

Commonwealth Life Insurance      ADA-00645 - FR Guaranteed             9,983           9,983
Co.                              Investment Contract

Hartford Life Insurance Co.      GA-10131 Guaranteed Investment       10,052          10,052
                                 Contract

J. P Morgan                      Synthetic Guaranteed Investment      59,432          59,432
                                 Contract

Lincoln National Life            GA #9736 Guaranteed Investment        7,302           7,302
Insurance Co.                    Contract

Metropolitan Life Insurance      GA #13920 Guaranteed Investment      12,484          12,484
Co.                              Contract

New York Life Insurance Co.      GA #06699 Guaranteed Investment       6,038           6,038
                                 Contract

New York Life Insurance Co.      GA #06699002 Guaranteed               5,034           5,034
                                 Investment Contract

New York Life Insurance Co.      GA #06699003 Guaranteed               6,083           6,083
                                 Investment Contract

New York Life Insurance Co.      GA #06699004 Guaranteed               6,224           6,224
                                 Investment Contract

New York Life Insurance Co.      GA #06699005 Guaranteed               6,219           6,219
                                 Investment Contract

New York Life Insurance Co.      GA #06699006 Guaranteed               4,506           4,506
                                 Investment Contract

Provident Life Insurance Co.     GC-627-05491-01A Guaranteed          12,775          12,775
                                 Investment Contract

Prudential Life Insurance        GA #6497-503 Guaranteed               6,309           6,309
Co.                              Investment Contract

Prudential Life Insurance        GA #6497-504 Guaranteed              10,501          10,501
Co.                              Investment Contract

                                                                   ----------    ------------

                                                                    $187,163        $187,163


        PAGE 16

                                                                                          Schedule 27a

                         TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                         AND AFFILIATED COMPANIES
                       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - Continued
                                            SEPTEMBER 30, 1997
                                          (Dollars in Thousands)

                                                                                            Current
             Issuer                    Description of Investment               Cost          Value
----------------------------------    ----------------------------         -------------    ---------

Mutual Funds

Fidelity Equity-Income Fund               2,133,855 shares                 $74,592          $113,180
Vanguard Institutional Index Fund         1,135,180 shares                  64,527           100,202
Twentieth Century Select
 Investors Fund                           1,504,449 shares                  57,271            74,952
Twentieth Century Vista Fund              1,370,960 shares                  19,297            21,990
Morgan Stanley International
 Equity Fund                              1,031,329 shares                  16,994            20,926
                                                                      -------------        ---------

                                                                           232,681           331,250
Common Stock

CSX Corporation                           4,606,144 shares                 139,191           269,459

Collective Trust Fund

American Express Trust
 Managed Stable Capital
Income       Fund                          1,365,564 units                  16,637           16,866

Loans to Participants

* Tax Savings Thrift Plan for
  Employees of CSX Corporation           Range of interest rates
and                                      charged 6% to 10%                  28,123           28,123
  Affiliated Companies

Cash Equivalents

* Collective Short-Term
Investment
  Fund of the Northern Trust
Company                                  1,052,000 shares                    1,052            1,052
                                                                      -------------       ---------

TOTAL                                                                     $604,847         $833,913
                                                                      =============       =========




* Parties-in-Interest

                                                                                   Schedule 27d
                       TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                       AND AFFILIATED COMPANIES
                                SCHEDULE OF REPORTABLE TRANSACTIONS
                               FISCAL YEAR ENDED SEPTEMBER 30, 1997
                                       (Dollars in Thousands)

                                     Purchases                           Sales
                                 ------------------   --------------------------------------------

                                                                 Value of
                                                                  Assets
                                                                  Sold on       Cost        Net
                                                                Transaction      of        Gain
   Description of Assets         Number     Cost      Number       Date         Asset     (Loss)
----------------------------     -------   --------   -------   ------------   --------   --------

Category (i) - individual transactions in excess of 5% of plan assets
--------------------------------------------------------------------------------------------------
Vanguard Institutional
Index  Fund                           1    $76,802         -     $     -       $     -    $     -
Vanguard Index Trust - 500            -          -         1      77,011        56,372     20,639
Portfolio

Category (iii) - series of securities transactions in excess of 5% of plan assets
--------------------------------------------------------------------------------------------------
CSX Corporation Common
Stock Fund                           47    $47,379        41      37,552       $20,507    $17,045

Collective Short-Term
Investment Fund of the
Northern Trust Company              213    211,919       218     215,604       215,604          -

American Express Trust
Collective Income Fund               19     34,800        20      53,180        51,775      1,405

JP Morgan Synthetic
Guaranteed Investment                12     35,874         -           -             -          -
Contract

Vanguard Institutional
Index                                71     90,555         -           -             -          -
Fund

Vanguard Index Trust - 500
Portfolio                             -          -        59      84,298        61,654     22,644


There were no category (ii), or (iv) transactions during the fiscal year ended September 30, 1997.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES
                                    OF CSX CORPORATION AND AFFILIATED COMPANIES

                                    By: /s/ JAMES L. ROSS
                                    ----------------------------------------
                                    James L. Ross
                                    Vice President and Controller
                                    CSX Corporation
                                    (Plan Sponsor)

Date:  March 26, 1998
































                                     - 18 -